news release

ArcelorMittal statement regarding Senegal arbitration

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The project implementation did not follow the originally anticipated schedule due to a combination of factors, including the economic environment, but also due to initial phase studies showing the asset to be less attractive/of a lower quality than originally envisaged.

In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce.

The arbitral Tribunal has now issued its first award and decided that Senegal is entitled to terminate the 2007 agreements.

The Tribunal also indicated that a new arbitration phase will now be held, during which the Tribunal will decide upon the liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal.  ArcelorMittal will vigorously defend against any claims made for damages in the second phase of the arbitration.